Exhibit 99.2

Lithium Americas MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management’s Discussion and Analysis dated as of May 4, 2022 (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2022 (“Q1 2022 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 (“2021 annual financial statements”). Refer to Notes 2 and 3 of the Q1 2022 financial statements and Note 2 and 3 of the 2021 annual financial statements for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

Lithium Americas Corp. is a Canadian-based resource company focused on the advancement of significant lithium projects: the Caucharí-Olaroz project (“Caucharí-Olaroz”), located in Jujuy province in the north-western region of Argentina, the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA and the Pastos Grandes project, located in Salta Province of Argentina (“Pastos Grandes”). Caucharí-Olaroz is a lithium brine project located in the Salar de Olaroz and the Salar de Caucharí. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada. The Company owns 100% of Thacker Pass through its wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). On January 25, 2022, the Company acquired Millennial Lithium Corp. (“Millennial”) and added its Argentinean lithium project Pastos Grandes to its pipeline of projects.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly-owned subsidiary, Lithium Nevada. The Company’s operations concerning Caucharí-Olaroz are conducted in Argentina and the Netherlands through equity investees Minera Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”). The Company and Ganfeng collectively own 91.5% of Minera Exar (Caucharí-Olaroz) and 100% of Exar Capital B.V. (a Netherlands entity that provides funding to Minera Exar). For Pastos Grandes, the Company conducts operations through wholly-owned subsidiaries Millennial in Canada and Proyecto Pastos Grandes S.A. in Argentina. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•	Construction is advancing with mechanical completion and commencement of commissioning targeted for the second half of 2022.
o	Additional resources continue to be added to accelerate and de-risk commissioning and ramp-up.
o	1,650 workers are on site with activities carried out as normal.
o	100% of the workforce have received at least two doses of a COVID-19 vaccine.
•	In early April 2022, the site achieved a milestone of 5,000,000 total person hours without a lost time injury.
•	As of March 31, 2022, 82%, or $605 million, of the $741 million capital budget has been spent.
•

Progress on the second stage expansion of 20,000 tonnes per annum (“tpa”) of lithium carbonate equivalent (“LCE”) continues to advance with additions to the technical leadership team and a drilling program underway.

Pastos Grandes

•	On January 25, 2022, the Company completed the acquisition of Millennial and the 100% owned Pastos Grandes project for total consideration of approximately $360 million.

United States

Thacker Pass

•	On April 14, 2022, the Company submitted a formal application to the US Department of Energy for funding to be used at Thacker Pass through the Advanced Technology Vehicles Manufacturing Loan Program.
•

The Company continues to advance a feasibility study for Thacker Pass (“Feasibility Study”) with targeted capacity of 40,000 tpa LCE and incorporating a second phase expansion to reach a targeted total capacity of 80,000 tpa lithium carbonate. Results of the Feasibility Study are expected in the second half of 2022.

•

Construction of the Lithium Technical Development Center (LiTDC) in Reno is substantially complete and commissioning has commenced. LiTDC includes integrated testing process equipment that will replicate the Thacker Pass flowsheet from raw ore to final product. It will support ongoing optimization work, provide product samples for potential customers and partners and enable process test work on new target deposits.

•

In February 2022, the Nevada Department of Environmental Protection (“NDEP”) issued the final key state-level environmental permits: Water Pollution Control Permit, Class II Air Quality Operating Permit and Mine and Exploration Reclamation Permits.

•	An appeal on the Record of Decision continues to advance through a US Federal Court, with a ruling expected in Q3 2022.

Corporate

•	As at March 31, 2022, the Company had $492 million in cash and cash equivalents with an additional $75 million in available credit.
•

On April 28, 2022, the Company entered into an agreement to acquire shares of Green Technology Metals Limited (ASX: GT1), a North American focused lithium exploration and development company with hard rock spodumene assets in north-west Ontario, Canada, in a private placement for total consideration of $10 million, or approximately 5% following closing of the share placement.

•	In February 2022, the Company commenced the process to explore a separation of its US operations, through the creation of a standalone public company focused on the development of Thacker Pass.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

PROJECT PROGRESS IN Q1 2022

Caucharí-Olaroz, Jujuy Province, Argentina

FIGURE A THE LIME PLANT IS 100% COMPLETE

FIGURE B FOCUS IS ON CONSTRUCTION OF THE CHEMICAL AND PROCESSING PLANTS

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

COVID-19

In Argentina, COVID-19 cases increased in January 2022 due to the Omicron variant, however the number of cases gradually declined in February and March 2022. As of the date of this MD&A, mining and construction activities are permissible in the Province of Jujuy, subject to meeting certain health protocols. COVID-19 restrictions continue to impact the resumption of full construction activities, particularly as a result of the domestic restrictions in the locations of the project’s international vendors.

To date, 100% of our workers have received at least two vaccination doses.

Health and Safety

The Total Recordable Incident Frequency rate (“TRIFR”) for Caucharí-Olaroz as at March 31, 2022 was 1.64 per 200,000 hours worked. In early April 2022, the project team achieved an important safety milestone of 5,000,000 total person hours without a lost time injury incident.

Construction Progress

Evaporation Ponds and Production Wells

Earthworks for the 12 km2 of planned solar evaporation ponds are 100% complete, and liner installation is 100% complete as well. Currently, there are 40 production wells drilled. As of the date of this MD&A, approximately 22.2 million cubic meters (“m3”) of brine have been pumped into the ponds for initial evaporation and process testing. In Q1 2022, as part of servicing the evaporation ponds, pond harvesting commenced on one of the ponds, to remove excess salts deposited at the bottom of the pond.

Infrastructure

•	The access roads and platforms for the wells are 100% complete.
•	Construction of the warehouse buildings is 100% complete.
•	Gas pipeline is 100% complete.
•	Lime plant is 100% complete.
•	The 33 kV power line and the 13.2 kV distribution line are 100% complete.
•	Construction of the water pipeline is almost complete.

Lithium Carbonate Plant

•	Critical, long-lead-time equipment is currently under fabrication or has been delivered to site.
•	Solvent extraction (SX) plant, including equipment installation, is over 85% complete.
•	Solid-liquid separation (SSL) plant is 100% complete.
•	Potassium chloride (KCl) plant is over 80% complete.
•	Contractors are on site working towards completing the rest of the lithium carbonate plant (the dilution plant, purification, carbonation and substation).

Capital Expenditures

•	As of March 31, 2022, $605 million has been spent or 82% of the current $741 million capital budget, with the majority of the remaining budget committed.

Project Financing and Liquidity

As of March 31, 2022, the Company’s 49% share ($67 million) of the remaining capital budget is anticipated to be fully funded from the Company’s cash balance and $75 million of undrawn loan facility provided by Ganfeng. In Q4 2021 and Q1 2022, Minera Exar obtained $50 million in third-party loans that were secured or guaranteed by Lithium Americas and/or Ganfeng to fund project construction. Minera Exar is seeking to enter into additional loan arrangements of a similar nature in the future. See further details on the project financings in the section entitled “Liquidity and Capital Resources” below and in the above sections under “Our Business” and “Highlights”.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

Stage 2 Expansion

In mid-2021, the Company announced in partnership with Ganfeng, the commencement of a second stage expansion of at least an additional 20,000 tpa of lithium carbonate equivalent (“LCE”). Progress continues to advance with additions to the technical leadership team and drilling program of 14 wells underway.

JEMSE Arrangement

On April 4, 2021, Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy province in Argentina, completed the exercise of its right to acquire an 8.5% equity interest in Minera Exar. JEMSE will reimburse its $23.5 million pro rata (8.5%) share of the equity financing to fund construction of the Caucharí-Olaroz project to Lithium Americas and Ganfeng through the assignment of one-third of the dividends otherwise payable to JEMSE in future periods. In addition, JEMSE’s right to future dividends is subordinate to Minera Exar’s obligation to service its debt, including intercompany loan repayments and interest, which are used by Lithium Americas and Ganfeng to finance construction.

Lithium Americas and Ganfeng are responsible for funding 100% of Caucharí-Olaroz construction costs and are to receive 100% of the output of Caucharí-Olaroz in 49%/51% proportion, respectively. Significant decisions with respect to the Caucharí-Olaroz project require approval of Lithium Americas and Ganfeng.

Thacker Pass, Nevada, USA

COVID-19

The Company has abided by applicable state-wide COVID-19 restrictions and protocols, including work from Company offices and facilities with social distancing and other requirements in effect, or remote work from home.

Partnership, Financing Process and Feasibility Study

Partnership and Financing Process

Results of the Feasibility Study are expected in the second half of 2022, to align with the strategic partnership and financing process and ongoing engineering work.

In February 2022, the Company announced that it started the process of exploring a separation of its US operations, through the creation of a standalone public company focused on the development of Thacker Pass. The Company is currently assessing available alternatives and structures to effect such a separation.

On April 14, 2022, the Company submitted a formal application to the US Department of Energy Loan Programs Office for funding to be used at Thacker Pass through the Advanced Technology Vehicles Manufacturing Loan Program (“ATVM Loan Program”). The ATVM Loan Program is designed to provide loans for facilities located in the United States for the manufacturing of advanced technology vehicles and qualifying components used in those vehicles.

Feasibility Study for Phases 1 and 2

Lithium Americas continues to advance the ongoing Feasibility Study targeting an increased initial capacity of 40,000 tpa of lithium carbonate (“Phase 1”) up from the 30,000-35,000 tpa contemplated previously. The increased target capacity reflects optimizations to the mine plan and leaching efficiencies, maintaining the same proposed 3,000 tonnes per day (“tpd”) sulfuric acid plant and the same water usage. Refer to the Process Engineering and Design section below for more details.

In addition, the Company plans to include an expansion scenario to target total capacity of 80,000 tpa of lithium carbonate. The addition of a 40,000 tpa expansion (“Phase 2”), is designed to demonstrate Thacker Pass’ ability to scale production and align with potential customers’ and partners’ longer-term demands. Any permit modifications required for Phase 2 expansion will be sought at an appropriate time during Phase 1 operations.

The Company is continuing to optimize engineering to complete the capital and operating cost estimates. Capital costs are expected to substantially increase due to the incorporation of increased scale of Phase 1, additional

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

processing and related infrastructure changes and the results of engineering and testing, incorporation of Phase 2, as well as to account for external factors such as inflationary pressures and supply chain considerations.

The Company contemplates preparing an updated resource estimate for Thacker Pass concurrent with completing the Feasibility Study. In the course of reviewing the existing resource estimate for this process, the Company has identified adjustments that will be required for the resource calculation that will reduce the resource estimate compared to that set forth in the current estimate. These adjustments are expected to be offset by updates to metal prices and other factors that are still under review by the Company. There is no impact on the pre-feasibility study or the mine plan proposed for the feasibility study as a result of these matters.

To meet potential customer and partner needs, the Company continues to consider an option for a 20,000 tpa lithium hydroxide chemical conversion plant.

Process Engineering and Design

Mine Plan and Processing Optimization

Over the past year, optimization work focused on maximizing lithium carbonate production in Phase 1 without increasing the size of the proposed 3,000 tpd sulfuric acid plant or water usage. Improvements include a mine plan focused on the illite clay and processing technologies to increase yield. When compared to smectite clay, illite clay displays higher leaching efficiencies and generally has higher lithium concentrations, as well as contains fewer impurities such as magnesium and calcium. Work is ongoing towards improving lithium recovery from smectite clay. Process changes are expected to include ore beneficiation, filtration, impurities removal, magnesium sulfate crystallization and improvements to the lithium carbonate circuit.

The Company is targeting total Phase 2 capacity of 80,000 tpa within approximately the same mining footprint as the permitted pit boundary. The team is advancing the mine engineering and combining the Phase 1 optimization and process improvements to achieve this increased production level.

Lithium Technical Development Center

The Company has advanced developing a new integrated technology center in Reno to demonstrate the full Thacker Pass flowsheet and to produce lithium carbonate samples. The Lithium Technical Development Center (LiTDC) construction is substantially complete, commissioning has commenced and is expected to be complete by mid-year 2022. The LiTDC will support ongoing optimization work, confirm certain assumptions in the design and operational parameters and provide product samples for potential customers. In addition, the 30,000 ft2 facility has been designed to conduct test work on new target ores/brines and contains a state-of-the-art analytical laboratory capable of analyzing ultra-pure lithium compounds.

Design and Operating Updates

The Company has made significant progress in its understanding of the development and operational parameters at Thacker Pass since publishing the pre-feasibility study (“PFS”) in late 2018, including design, size and scope of facilities and supporting infrastructure, as well as the nature and use of inputs, reagents and processing procedures. Work on the Feasibility Study continues, and the Company expects there will be several marked differences between the PFS and the Feasibility Study in respect of the development plan and operations. Some of the most significant differences are expected to include:

•	Addition of mineral beneficiation to improve acid consumption,
•	Addition of countercurrent decantation and a substantial increase in filtration to improve recovery and enable dry-stack tailings,
•	Additional crystallization stages to remove magnesium,
•	Inclusion of ion exchange to remove calcium and boron to achieve battery grade, and
•	More complex carbonization process including bicarbonation and second stage crystallization.

Financial Performance Estimates

The capital cost and operating cost estimates set out in the PFS are expected to be substantially different in the contemplated Feasibility Study. The Company expects that there will be a significant increase in the capital cost

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

estimate. The additional infrastructure and processing steps as contemplated by the updated planning for development and operations noted above will, on their own, result in a capital cost that is expected to greatly exceed that contemplated as the base case under the PFS, even assuming a comparable production scale. The increase in scale of production will result in a further increase in capital cost. Finally, external factors since the date of the PFS, including inflationary effects and supply chain issues, will result in significantly higher capital costs. The Company also expects that there will be a significant increase in operating costs compared to that set out in the PFS, as a result of the additional infrastructure, processing and input requirements that are contemplated for the operation, as well as external effects such as inflation, wage increases and supply chain limitations. These cost increases are expected to be offset, in some measure, by revenue increases from a higher production rate and higher long-term pricing assumptions for lithium-based products, although the extent to which all of these factors, among others, will ultimately impact the financial performance of Thacker Pass cannot be verified with any certainty until such time as an updated mine plan, and in particular the contemplated Feasibility Study, has been completed.

Regulatory and Permitting

Federal Permits

The Record of Decision (“ROD”), a key federal construction and operations approval, was received in January 2021 from the Bureau of Land Management (“BLM”). The total disturbance footprint for Thacker Pass under the ROD amounts to approximately 5,695 acres. Meanwhile the boundaries of Thacker Pass plan of operations lands consist of 17,933 acres of land, encompassing both the project and exploration area.

In February 2021, claims were filed against the BLM to appeal the issuance of the ROD. The expected timeline for a ruling has been extended from Q1 2022 to Q3 2022, as a result of additional document requests by the plaintiffs. Injunction requests over the Company’s plan to begin cultural assessment and pre-construction work were denied in Q3 2021, and subsequently, a motion to reconsider was also denied in late 2021.

On April 8, 2022, the US Fish and Wildlife Service (USFWS), in cooperation with other agencies, issued an Incidental Eagle Take Permit, in compliance with the Bald and Golden Eagle Protection Act.

State Permits

In February 2022, the Nevada Department of Environmental Protection (“NDEP”) issued the final key state-level environmental permits for Thacker Pass. The three approved permits include the Water Pollution Control Permit, Class II Air Quality Operating Permit and Mine and Exploration Reclamation Permits. In early March, an administrative appeal of the issuance of the Water Pollution Control Permit was filed and is currently scheduled for resolution in July 2022. The air-quality and reclamation permits were not appealed.

The Company expects to advance towards early-works construction in 2022, including the water line, site access, site preparation and additional infrastructure, to condense and de-risk the overall construction schedule.

Water Rights

A decision on the Company’s water rights transfer application by the state engineer to transfer the Company’s existing and optioned water rights, which is expected to provide sufficient water for all of Phase 1, is anticipated in 2022.

Environmental and Social Responsibility

Respecting the rights, culture, aspirations and interests of the local communities directly affected by the development and operation of Thacker Pass and working collaboratively towards mutually beneficial relationships remains a key priority for the Company. The Company continues to engage with local tribal and community groups to keep them informed of plans for the project, identify and resolve issues, and provide employment and training opportunities that will be available prior to proposed construction and operations. These engagement initiatives are expected to continue as the project advances to facilitate full engagement with stakeholders.

Cultural Assessment

The cultural assessment and mitigation work commenced in April 2022 pursuant to an Archaeological Resources Protection Act Permit issued by the BLM. The Company is working in collaboration with Far Western Anthropological

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

Research Group and members of the Fort McDermitt Tribe to assess archeological artifacts to ensure that, if any are found, they are handled according to strict standards and Native American interests are respected.

Initiative for Responsible Mining Assurance (IRMA)

Lithium Americas is a Pending Member of IRMA - the Initiative for Responsible Mining Assurance. In January 2022, the Company began to work with IRMA to pilot their new draft IRMA-Ready Standard for Responsible Mineral Exploration and Development.

Fort McDermitt Paiute and Shoshone Tribe Benefits Agreement

The Company has presented a draft community benefits agreement to the Fort McDermitt Paiute and Shoshone Tribe.

Community Engagement

The Company continues to actively participate in the local community Negotiating Work Group (“Work Group”) along with selected members of the local community Thacker Pass Concerned Citizens Group (“TPCCG”). The purpose of the Work Group is to develop agreements supported by scientific data and community buy-in to guide the construction and operations of Thacker Pass. The Work Group focuses its discussions on identifying solutions that protect the safety and well-being of community members and continues to meet approximately every two weeks.

The Company’s engagement plan also includes regular consultation with the Fort McDermitt Paiute and Shoshone Tribe, who are located near the project site. The Company is committed to providing community benefits, skills training and employment opportunities to the tribe as the project advances towards construction. Skills training programs were offered in late 2020, 2021 and 2022 to members of the tribe and local communities. The Company arranged for specialized cultural monitor training for Fort McDermitt Paiute and Shoshone Tribe members in advance of commencing the cultural assessment work at the Thacker Pass site. This important cultural mitigation work is now underway with the participation of Fort McDermitt Paiute and Shoshone Tribe members, who have been hired to act as cultural monitors.

SELECTED FINANCIAL INFORMATION

Quarterly Information

Selected consolidated financial information is as follows:

(in US$ millions, except per share amounts)	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Total assets	1,136.2	817.3	716.2	708.6	707.9	326.7	232.6	319.6
Property, plant and equipment	8.7	4.4	3.5	1.6	1.8	1.9	1.8	214.5
Working capital	488.7	524.3	476.1	499.4	512.8	141.7	69.4	39.8
Total liabilities	308.5	281.0	188.7	165.0	146.0	136.0	131.3	175.6
Expenses	(16.0)	(7.7)	(16.6)	(13.0)	(8.8)	(8.1)	(5.7)	(6.5)
Net income/(loss) for the period	(46.1)	8.0	(17.2)	(19.3)	(9.9)	(9.7)	(6.5)	(6.0)
Basic income/(loss) per common share	(0.35)	0.07	(0.14)	(0.16)	(0.09)	(0.10)	(0.07)	(0.07)

Notes:

1.	Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.	Working capital is the difference between current assets and current liabilities (refer to section “Use of Non-GAAP measures”).

Changes in the Company’s total assets, working capital, liabilities and results were driven mainly by financings, M&A transactions, increases in loans and contributions to Caucharí-Olaroz, expenses in the period and the Company’s share of results of Caucharí-Olaroz.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

In Q1 2022, total assets and total liabilities increased primarily due to the acquisition of Millennial, $50.3 million increase in fair value of convertible senior notes derivative liability, offset by repayment of $24.7 million limited recourse loan facility balance and accumulated interest.

In Q4 2021, total assets, working capital and total liabilities increased primarily due to the $250 million in net proceeds raised from the convertible senior notes, and the $59 million drawdown on the senior credit facility, which were partially offset by full repayment of the $205 million senior credit facility.

In Q1 2021, total assets and working capital increased primarily due to the $377 million in net proceeds raised from the underwritten equity offering.

In Q4 2020, total assets and working capital increased primarily due to $97 million in net proceeds from an at-the-market equity program.

In Q3 2020, total assets, property, plant and equipment and liabilities decreased primarily as a result of derecognizing the Company’s 50% share of Minera Exar’s assets and liabilities and Exar Capital’s borrowings, partially offset by $40 million in cash received upon repayment of loans as part of the transaction with Ganfeng which closed on August 26, 2020.

Results of Operations – Net Income Analysis

Three Months Ended March 31, 2022 versus Three Months Ended March 31, 2021

The following table summarizes the items that resulted in an increase in net loss for the three months ended March 31, 2022 (“Q1 2022”) versus the three months ended March 31, 2021 (“Q1 2021”), as well as certain offsetting items:

Financial results	Three Months Ended March 31,		Change
(in US$ million)	2022	2021
	$	$	$
Exploration and evaluation expenditures	(10.2)	(4.7)	(5.5)
General and administrative	(3.5)	(2.3)	(1.2)
Equity compensation	(0.9)	(1.3)	0.4
Share of loss of Cauchari-Olaroz project	(1.1)	(0.5)	(0.6)
Share of loss of Arena Minerals	(0.2)	-	(0.2)
Foreign exchange gain	0.3	0.1	0.2
Finance costs	(5.3)	(2.5)	(2.8)
Loss on change in fair value of convertible notes derivative	(50.3)	-	(50.3)
Gain on change in fair value of Arena Minerals warrants	1.0	-	1.0
Gain on modification of the loans to Exar Capital	20.3	-	20.3
Finance and other income	3.8	1.1	2.7
Income from discontinued operations	-	0.1	(0.1)
Net Loss	(46.1)	(10.0)	(36.1)

Higher net loss in Q1 2022 is primarily attributable to:

-	loss on change in fair value of convertible notes derivative driven primarily by an increase in market value of the Company’s shares;
-	an increase in Thacker Pass exploration and evaluation expenditures related to engineering efforts, permitting and feasibility study preparation;
-	an increase in general and administrative expenses due to an increase in insurance, legal and consulting fees; and
-	increased finance costs due to amortization of convertible senior notes liability.

Higher expenses were partially offset by:

-	gain on modification of the loans to Exar Capital as a result of introducing interest on the loans to Exar Capital (see Note 6 of the Q1 2022 financial statements);
-	gain on change in fair value of Arena Minerals warrants; and

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

-	higher finance income from interest earned on cash investments with financial institutions and loans to Exar Capital.

Expenses

Exploration and evaluation expenditures for Q1 2022 of $10.2 million (2021 – $4.7 million) include mostly expenditures incurred for Thacker Pass. The increase in the Company’s exploration and evaluation expenditures is mostly due to higher permitting, engineering, and feasibility study-related preparation costs.

Equity compensation for Q1 2022 of $0.9 million (2021 – $1.3 million) is a non-cash expense and consists of the $0.4 million (2021 – $0.6 million) fair market value of RSUs, and $0.5 million (2021 – $0.7 million) fair value of PSUs vested during the period.

General and Administrative expenses during Q1 2022 were $3.5 million (2021 – $2.3 million), an increase due to increased corporate activities.

Loss on change in fair value of convertible notes derivative of $50.3 million was driven by changes in the underlying valuation assumptions as at March 31, 2022, including an increase as at March 31, 2022 compared to December 31, 2021, of LAC's market share price from $29.12 to $38.49, increase in the volatility assumption from 65% to 75%, partially offset by an increase in the risk-free interest rate from 1.37% to 2.53%. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation.

Other Items

Finance and other income during the Q1 2022 was $3.8 million (2021 – $1.1 million) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents. Gain on release of discount on loans to Exar Capital was $20.4 million and is a result of introducing interest on the loans to Exar Capital.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Three Months Ended March 31,
(in US$ million)	2022	2021
	$	$
Cash used in operating activities	(17.9)	(11.4)
Cash provided by/ (used in) investing activities	22.8	(13.5)
Cash (used in)/provided by financing activities	(23.5)	390.9
Effect of foreign exchange on cash	0.3	0.1
Change in cash and cash equivalents	(18.3)	366.1
Cash and cash equivalents - beginning of the period	510.6	148.1
Cash and cash equivalents - end of the period	492.3	514.2

As at March 31, 2022, the Company had cash and cash equivalents of $492.3 million and working capital of $488.7 million, compared to cash and cash equivalents of $514.2 million and working capital of $512.8 million as at March 31, 2021.

In Q1 2022, the Company repaid its limited recourse loan facility balance and accumulated interest with remaining undrawn available balance under the facility of $75 million.

Liquidity Outlook

Lithium Americas’ share of outstanding construction costs for Caucharí-Olaroz is expected to be fully funded with its cash balance and the $75 million in available limited recourse loan facility. The Company has flexibility to use its own funds for its share of outstanding construction costs for Caucharí-Olaroz, subject to the use of proceeds restrictions of the recent equity offerings. In Q4 2021 and Q1 2022 Minera Exar obtained $50 million in third-party

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

loans that were secured or guaranteed by Lithium Americas and/or Ganfeng to fund the project construction. Minera Exar is seeking to enter into additional loan arrangements of a similar nature in the future.

Thacker Pass permitting and Feasibility Study costs as well as Pastos Grandes costs are expected to be funded from available cash on hand. The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project. The Company’s cash balance and proceeds from the at-the-market equity program (“ATM Program”) and the Underwritten Public Offering (as defined below) are expected to provide the Company with sufficient financial resources to fund Thacker Pass expenditures and general and administrative expenditures until financing of Thacker Pass is complete or at least for the next eighteen to twenty-four months.

The timing and the amount of expenditures for Thacker Pass and Pastos Grandes are within the control of the Company due to its direct and sole ownership interest. Pursuant to the agreements governing the Caucharí-Olaroz project, decisions regarding capital budgets for the project require agreement between Lithium Americas and the project co-owner, Ganfeng.

On April 14, 2022, the Company submitted a formal application to the US Department of Energy for funding to be used at Thacker Pass through the Advanced Technology Vehicles Manufacturing Loan Program.

The Company continues to develop its projects and does not generate revenues from operations. The Company’s capital resources are driven by the status of the Company’s projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during three months ended March 31, 2022, was $17.9 million compared to $11.4 million during three months ended March 31, 2021. The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Investing activities provided net cash of $22.8 million during three months ended March 31, 2022, compared to $13.5 million used during three months ended March 31, 2021. During three months ended March 31, 2022, payments for property, plant and equipment were $0.5 million (2021 – $0.1 million). During three months ended March 31, 2022, the Company provided $7.35 million in loans to Exar Capital, paid $5 million of transactions costs related to Millennial acquisition and $17.1 million of Millennial's acquisition date payables, acquired $33.5 million cash as a result of Millennial acquisition and received $20 million from the release of an escrow deposit for Millennial acquisition.

Financing Activities

Senior Convertible Notes and Loan Facility

On December 6, 2021, the Company closed an offering of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes”, “Notes” and the “Offering”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.8 million aggregate principal amount of the convertible notes, increasing the total Offering size to $258.8 million.

The Company has used a portion of the net proceeds from the Offering to repay in full its $205 million senior secured credit facility and to repay in Q1 2022 $24.7 million outstanding on its limited recourse loan facility balance with remaining undrawn available balance under the facility of $75 million.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

ATM Program and Underwritten Public Offering

ATM Program

As of March 31, 2022, the Company used approximately $31.4 million of the $96.8 million in net proceeds from the ATM Program for general corporate and working capital purposes.

Underwritten Public Offering

On January 22, 2021, the Company closed an underwritten public offering (the “Underwritten Public Offering”) of 18.2 million common shares, including 2.3 million common shares under an over-allotment option, at a price of $22.00 per share, for approximate gross proceeds to the Company of $400 million. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, were approximately $377 million.

As of March 31, 2022, the Company used approximately $61.1 million of the net proceeds from the Underwritten Public Offering including $45.0 million on pre-construction and engineering costs for Thacker Pass and $16.1 million on interest expense due under the Senior Credit Facility. The balance of funds has not been deployed to date.

Although the Company intends to expend the net proceeds from the Underwritten Public Offering substantially as disclosed in the prospectus supplement for the Underwritten Public Offering, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set out in the supplement. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Underwritten Public Offering. See the risk factors set out in the offering prospectus supplement and the accompanying prospectus (available under the Company profile on www.sedar.com and www.edgar.com) and the documents incorporated by reference therein for further details regarding factors that may cause actual use of proceeds to differ from the intended use of proceeds.

INVESTMENT IN MILLENNIAL

On January 25, 2022, Lithium Americas completed the acquisition of Millennial through the purchase of all the issued and outstanding shares of Millennial at a price of CDN$4.70 per share, payable in a combination of Lithium Americas common shares and cash of CDN$0.001 per Millennial share, for total consideration of approximately $360 million. As a term of the offer, the Company paid Millennial $20 million as a reimbursement of break fees owed under the previous acquisition agreement entered into by Millennial with a third party. The Company also incurred approximately $5.8 million in other transaction costs. The transaction was accounted for as an asset acquisition.

For additional details about the Millennial acquisition, please refer to Note 7 “Millennial Lithium Acquisition” of the Company’s Q1 2022 financial statements available on SEDAR and the respective news releases issued by the Company and Millennial on January 25, 2022.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	134.5 million
Restricted Share Units (RSUs)	2.4 million
Deferred Share Units (DSUs)	0.2 million
Stock Options	1.3 million
Performance Share Units (PSUs)	0.8 million
Fully diluted number of common shares	140.0 million

Each of the classes of convertible securities is convertible to common shares on a one-for-one basis, except for PSUs. The number of shares issuable upon vesting of PSUs depends on the performance of the Company’s shares over a predetermined performance period as compared to a prescribed peer group of companies and can vary from

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

zero to up to two times the number of PSUs granted. See the Company’s latest information circular on SEDAR for further details regarding the method for calculating PSU performance vesting.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its president, who is also a director of Lithium Americas:

-

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project (refer to Note 6 of the Company’s Q1 2022 unaudited condensed consolidated interim financial statements filed on SEDAR).

-	Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L., were $1.6 million during three months ended March 31, 2022 (on a 100% basis).

During the three months ended March 31, 2022, Minera Exar paid director’s fees to its president, who is also a director of the Company, of $18,000 (2021 – $18,000) (on a 100% basis).

In Q1 2022, Minera Exar, entered into a service agreement with a consortium owned 49% by a company controlled by the family of its president, who is also a director of Lithium Americas. The agreement is to service the evaporation ponds of Cauchari-Olaroz project, has a term of five years and has a total value over that time period of $94 million.

In addition to the loans from shareholders, in Q1 2022, Minera Exar obtained debt financing in the form of a $40 million loan from a third party to fund construction, which loan is secured with a letter of credit provided by Ganfeng, a project co-owner. The Company has provided a guarantee to Ganfeng for its 49% proportionate interest in the loan.

The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Note 6 of the Company’s financial statements for three months ended March 31, 2022 filed on SEDAR.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

(in US$ million)	Three months ended March 31,
	2022	2021
	$	$
Equity compensation	0.4	0.8
Salaries, bonuses, benefits and directors' fees included in general and administrative expenses	0.7	0.4
Salaries, bonuses and benefits included in exploration expenditures	0.1	0.1
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	0.1	0.4
	1.3	1.7

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

Amounts due to directors and the executive management team as at March 31, 2022 include $0.3 million due to the independent directors for Q1 2022 directors’ fees:

(in US$ million)	March 31, 2022	December 31, 2021
	$	$
Total due to directors and executive team	0.3	0.7

CONTRACTUAL OBLIGATIONS

As at March 31, 2022, the Company had the following contractual obligations (undiscounted):

		Years ending December 31,
(in US$ million)	2022	2023	2024	2025 and later	Total
	$	$	$	$	$
Convertible senior notes	2.7	4.5	4.6	270.1	281.9
Accounts payable and accrued liabilities	7.6	-	-	-	7.6
Obligations under office leases¹	0.6	1.0	0.9	0.7	3.2
Other obligations¹	-	-	6.1	-	6.1
Total	10.9	5.5	11.6	270.8	298.8

¹ Include principal and interest/finance charges.

The Company’s and the Company’s equity investees’ commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 6 of the Q1 2022 financial statements (filed on SEDAR), most of which will be incurred in the future if the Company continues to hold the subject property, continues construction, or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the warrants to purchase Arena Minerals shares and the embedded derivatives in the convertible notes which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, as well as its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 19 “Financial instruments” of the Company’s financial statements for three months ended March 31, 2022 available on SEDAR.

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its guarantee with respect to the loans provided to Minera Exar are disclosed in Note 6 of the Company’s financial statements for three months ended March 31, 2022.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities is $0.3 million for Thacker Pass, as at March 31, 2022. The Company’s $1.4 million reclamation bond payable to the BLM was guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021, Thacker Pass plan of operations is $47.6 million.  Financial assurance is expected to be placed with the agency prior to initiating construction.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Please refer to the Company’s annual MD&A for the year ended December 31, 2021, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the three months ended March 31, 2022, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2021, other than as described below.

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19 and the impacts of the pandemic have been significant. The Company is continuing operations while protecting the safety and health of our employees, contractors, and the communities in which the Company operates in accordance with guidance from governments and public health authorities.

In Argentina, COVID-19 cases increased in January 2022 due to the Omicron variant, however the number of cases gradually declined in February and March 2022. The construction activities at the Caucharí-Olaroz lithium project advanced while strictly complying with COVID-19 protocols developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to the Caucharí-Olaroz lithium project continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as testing and quarantining of employees, rental of additional camp facilities in order to comply with social distancing requirements, and other additional contractors’ costs as a result of COVID-19 restrictions.

Accounting for Acquisition of Millennial

The Company accounted for the acquisition of Millennial as an asset acquisition. Significant judgment was required to determine that the application of this accounting treatment was appropriate for the transaction. This included, among others, the determination that Millennial was not considered a business under IFRS 3 - Business combinations as Millennial did not have inputs and substantive processes that can collectively contribute to the creation of outputs.

RISKS AND UNCERTAINTIES

For risks and uncertainties faced by the Company, please refer to the following disclosure documents filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.edgar.com: annual MD&A for the year ended December 31, 2021 in the section entitled “Risks and Uncertainties”, as well as the Annual Information Form for the year ended December 31, 2021 in the section entitled “Risk Factors”.

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

CHANGES IN DIRECTORS AND MANAGEMENT

In February 2022, the Company hired Carlos Galli as Senior Director, Project Development, Latin America, to oversee the development planning for Pastos Grandes and integration and expansion of a team of over 50 workers based in Salta, Argentina.

In February 2022, Richard Gerspacher joined as Senior Vice President Capital Projects to oversee execution of the Company’s development projects. Most recently, Mr. Gerspacher served as Vice President and Projects Director for Fluor Corporation leading the development of an advanced stage lithium chemical project in Australia.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” that was filed on SEDAR. The technical report has an effective date of September 30, 2020, and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Detailed scientific and technical information on the Thacker Pass can be found in the NI 43-101 technical report dated August 1, 2018, entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass project, Humboldt County, Nevada, USA” that was filed on SEDAR. The Thacker Pass technical report has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Copies of both technical reports, not included in this MD&A, are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “Qualified Person” for purposes of NI 43-101 by virtue of his experience, education, and professional association.  Dr. LeBlanc is the Chief Technical Officer of the Company.

Further information about Thacker Pass, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, and factors that may affect those estimates is available in the above-mentioned Thacker Pass technical report.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

The Company’s financial results have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This MD&A refers to a non-GAAP financial measure “working capital” which is not a measure recognized under IFRS in Canada and that does not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

This non-GAAP financial measure does not have a standardized meaning under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures reported by other issuers. This financial measure has been derived from the Company’s financial statements and applied on a consistent basis as appropriate. The Company discloses this financial measure because it believes it assists readers in understanding

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

the results of the Company’s operations and financial position and provides further information about the Company’s financial results to investors.

This measure should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Working capital:  the difference between current assets and current liabilities.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Most of our corporate office staff and many site administrative staff worked remotely in Q1 2022, we have retained documentation in electronic form as a result of remote work through this period. There have been no significant changes in our internal controls over financial reporting during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: development of the Cauchari-Olaroz Project and the Thacker Pass Project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production, results thereof and expansion plans;  expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for the Thacker Pass Project; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to remain fully funded for a specified period of time, and raise capital or secure additional debt funding as needed; expected expenditures to be made by the Company on its properties; expected uses of proceeds from prior financings; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of the Cauchari-Olaroz Project under its co-ownership structure; ability to produce high purity battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project and any expansion; results of the Company’s engineering, design and permitting program at the Thacker Pass Project, including that the Company meets deadlines as anticipated; timing for commissioning and operation of the Company’s testing facility in Reno, and successful results from the testing facility and third-party testing for the Thacker Pass Project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Cauchari-Olaroz Project and the Thacker Pass Project; timing, results, and completion of a feasibility study for the Thacker Pass Project, along with expectations for a substantial increase to the capital cost estimation in the feasibility study as compared to the PFS; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz Project and for permitting and Thacker Pass Project feasibility study activities at the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government reaches an agreement with the International Monetary Fund in respect of Argentina’s external debt, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; successful integration of acquired businesses and projects; expected benefits from investments made in third parties; and the potential for partnership and financing scenarios for the Thacker Pass Project, including a potential separation between the U.S. and Argentina operations of the Company.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

▪	current technological trends;
▪	a cordial business relationship between the Company and its co-owners of the Cauchari-Olaroz Project;
▪	ability of the Company to fund, advance and develop the Cauchari-Olaroz Project and the Thacker Pass Project, and the respective impacts of the projects when production commences;
▪	the Company’s ability to operate in a safe and effective manner;
▪	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
▪	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
▪	the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
▪	general economic conditions;
▪	the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

▪

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

▪	the impact of unknown financial contingencies, including litigation costs, on the Company’s operations;
▪	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
▪	estimates of and unpredictable changes to the market prices for lithium products;
▪	exploration, development and construction costs for the Cauchari-Olaroz Project and the Thacker Pass Project;
▪	estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources will ever be developed into Mineral Reserves;
▪	reliability of technical data;
▪	anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
▪	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass Project;
▪	the Company’s ability to obtain additional financing on satisfactory terms or at all, including the outcome of the Company’s DOE loan application;
▪	the ability to develop and achieve production at any of the Company’s mineral exploration and development properties;
▪	the impact of the COVID-19 pandemic on the Company’s business;
▪	accuracy of development budget and construction estimates; and
▪	preparation of a development plan and feasibility study for lithium production at the Thacker Pass Project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in this MD&A, including but not limited to, the factors referred to under the heading “Description of the Business – Risk Factors” in this MD&A. Such risks include, but are not limited to the following: the impacts of the COVID-19 pandemic on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a 44.8% co-ownership interest with Ganfeng and JEMSE, at the Cauchari-Olaroz Project, and on third parties providing services to the Company in respect of the Thacker Pass Project or to Minera Exar with respect to the Cauchari-Olaroz Project; the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding, including the outcome of the Company’s DOE loan application; market prices affecting the ability to develop the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in US dollars, unless stated otherwise)

maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether Mineral Resources will ever be converted into Mineral Reserves; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; common share volatility; and cybersecurity risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement.  Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR at www.sedar.com.

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